EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use within this Form 10K of Sanomedics, Inc. (formerly known as Sanomedics International Holdings, Inc.) of our report dated April 15, 2014, relating to the consolidated balance sheet of Sanomedics, Inc. (formerly known as Sanomedics International Holdings, Inc.) as of December 31, 2013 and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the year then ended. We also consent to the reference to our firm under the heading "Experts" in such Form 10K.

Our report dated April 15, 2014 contained an explanatory paragraph stating that the Company had recurring operating losses, lacked sufficient working capital and had been historically dependent on outside financing in order to fund its business. These conditions raised substantial doubt about the Company’s ability to continue as a going concern.

/s/ Mallah Furman

Miami, Florida

May 11, 2015